ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-162821
Registration No. 333-162821-13
March 22, 2011
COPANO ENERGY, L.L.C.
COPANO ENERGY FINANCE CORPORATION
Pricing Term Sheet
7.125% Senior Notes due 2021

Issuers:	Copano Energy, L.L.C. and Copano Energy Finance Corporation

Guarantees:	Unconditionally guaranteed by the existing wholly owned subsidiaries of Copano Energy, L.L.C. and certain future subsidiaries

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Size:	$360,000,000

Maturity:	April 1, 2021

Coupon:	7.125%

Public Offering Price:	100% of face amount

Yield to maturity:	7.125%

Spread to Benchmark Treasury:	+380 bps

Benchmark Treasury:	UST 3.625% due 2/15/21

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2011

Redemption Provisions:

First call date:	April 1, 2016

Make-whole call:	Before the first call date at a discount rate of treasury plus 50 basis points

Redemption prices:	Commencing April 1, 2016: 103.563% Commencing April 1, 2017: 102.375% Commencing April 1, 2018: 101.188% Commencing April 1, 2019: 100.000%

Redemption with proceeds of equity offering:	Prior to April 1, 2014 up to 35% may be redeemed at 107.125%

Pricing Date:	March 22, 2011

Settlement Date*:	T+10; April 5, 2011

CUSIP/ISIN:	217203AE8/ US217203AE82

Net Proceeds Before Expenses:	$352,800,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:	Credit Suisse Securities (USA) LLC BBVA Securities Inc. BNP Paribas Securities Corp. SunTrust Robinson Humphrey, Inc. Comerica Securities, Inc. U.S. Bancorp Investments, Inc.

Ratings**:	B1/B+
* We expect that delivery of the notes will be made against payment therefor on or about the expected settlement date specified above, which will be the tenth business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following six business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.
** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
Other Information:
The following changes are made in the preliminary prospectus supplement:
Summary
The following disclosure under “Summary—The offering” on page S-8 and each other location where it appears in the preliminary prospectus supplement is amended to read as follows:
“As of December 31, 2010, on as adjusted basis after giving effect to this offering and our use of proceeds therefrom, we and our subsidiaries would have had approximately $619.5 million of senior indebtedness outstanding (including the notes), $10.0 million of which would have been secured, with approximately $370 million of available borrowing capacity under our revolving credit facility.”
Capitalization
The following disclosure under “Capitalization” on page S-19 and each other location where it appears in the preliminary prospectus supplement is amended to read as follows:

“At March 18, 2011, approximately $70 million of borrowings were outstanding under our revolving credit facility, with approximately $310 million of available borrowing capacity.”
The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-800-245-8812, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Deutsche Bank Securities Inc. at 1-800-503-4611, RBC Capital Markets, LLC at 1-877-280-1299 or Wells Fargo Securities, LLC at 1-800-326-5897.